

Mail Stop 3720

August 14, 2007

Mr. Cris Neely
Chief Financial Officer
Tele Plus World, Corp.
6101 Blue Lagoon Drive
Suite 450
Miami, Florida 33126

> **Re:** **Tele Plus World, Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-49628**

Dear Mr. Neely:

We have reviewed your supplemental response letter dated July 17, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 21, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Note 6. Convertible Debentures and Derivative Liability, page 27

1.   We note your response to prior comment 1, and refer to the following portion of your response:

> "In Quarter 4 of 2006 the accounting for the conversion of debt was changed and a year to date adjustment was applied using the following accounting method. Upon conversion of a portion of convertible debt into equity, the pro rata portion of the amount converted to the total face amount of the debt was reclassed from the derivative liability to additional paid in capital. Additionally, the converted amount reduced the "gross" convertible debt balance and was charged to common stock and additional paid in capital. The remaining unamortized discount related to the amount converted was amortized as interest expense in the Statement of Operations."

Please tell us the literature that you relied upon to arrive at the accounting treatment as described above.

2.   Please provide us with the journal entries recorded for the issuance of the convertible debentures and the subsequent conversions for your debentures due December 2008 and July 2009.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director